Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 17, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Series Trust (the “Registrant”)

(1933 Act File No.: 033-00507) (1940 Act File No.: 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, via the EDGAR system, Post-Effective Amendment No. 99, under the Securities Act of 1933, as amended (“Securities Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended. The Amendment has been electronically coded to show changes from Post-Effective Amendment No. 97 filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2011 (Accession Number 0001193125-11-230792).

The Amendment is being filed for the purpose of the restructuring of Transamerica Global Commodities & Hard Assets VP to Transamerica Janus Balanced VP, which will offer Initial and Service Class shares.

We hereby represent that Post-Effective Amendment No. 99 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. No fees are required in connection with this filing.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel